Exhibit 99.1

T 604.682.3701 F 604.682.3600	Suite 400, 455 Granville Street Vancouver, BC V6C 1T1	www.levon.com

May 19, 2011	TSX-V Trading symbol: LVN
Berlin & Frankfurt: LO9

LEVON ANNOUNCES CLOSING OF $40,170,000 OFFERING

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Levon Resources Ltd. ("Levon" or the "Company") is pleased to announce that it has today closed a previously announced financing (the "Offering"), pursuant to which the Company has issued 20,600,000 common shares (the "Purchased Shares") at a price of $1.95 per share for gross proceeds of $40,170,000.

The Offering was completed by a syndicate of underwriters led by Canaccord Genuity Corp. and included Jennings Capital Inc. and Macquarie Capital Markets Canada Ltd. (the "Underwriters").  The Underwriters received a cash commission of 5.0% of the gross proceeds raised through the Offering and common share purchase warrants ("Underwriter Warrants") entitling the Underwriters to purchase that number of common shares of the Company equal to 5.0% of the Purchased Shares sold under the Offering.  Each Underwriter Warrant shall be exercisable to acquire one common share of the Company at an exercise price of $1.95 for a period of 18 months from closing of the Offering.

The Company intends to use the net proceeds of the Offering for continued exploration of the Cordero property located in Chihuahua, Mexico, and for working capital.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States.  The securities described herein have not been and will not be registered under the United States Securities Act of 1933, as amended, or the securities laws of any state and may not be offered or sold within the United States, absent such registration or an applicable exemption from such registration requirements.

A copy of the short form prospectus in respect of the Offering may be obtained by visiting SEDAR at www.sedar.com.

About Levon Resources Ltd.:

Levon is a junior gold and precious metals exploration company exploring the Cordero silver, gold, zinc and lead project near Hidalgo Del Parral, Chihuahua, Mexico. The Company also holds certain interests in three mineral properties located in British Columbia, Canada, namely the Congress property, the Goldbridge property (also known as the BRX claims) and the Wayside claims, and three mineral properties located in Nevada, U.S., namely the Eagle claims and the Norma Sass and Ruf claims.

For further information contact Levon Resources Ltd. at (604) 682-3701, or log onto our website at www.levon.com.

LEVON RESOURCES LTD.

“Ron Tremblay”
__________________________________
Ron Tremblay, President and CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement, except as required by applicable laws.